QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 16.1

[PKF LETTERHEAD]

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  By Fax and Post

Our ref: RJCP/ldm

30 January 2002

Ladies and Gentlemen:

PKF United Kingdom ("PKF-UK") was previously independent accountants for AremisSoft Corporation ("AremisSoft") and under date of March 20, 2001, we reported on the consolidated financial statements of AremisSoft and subsidiaries as of and for the years ended December 31, 2000 and 1999. On January 23, 2002, our appointment as independent accountants was terminated. We have read the statements included under Item 4 of its Form 8-K dated January 25, 2002, and because of the following paragraphs, we are not in a position to agree with those statements.

In the third paragraphs of its response to Item 4 of Form 8-K, AremisSoft describes certain questioning regarding various contracts which AremisSoft had previously entered into, describes the resignation of certain officers and directors, describes the retention of counsel and Deloitte & Touche to conduct a forensic investigation and describes certain announcements after that investigation, including the determination that AremisSoft could not substantiate approximately $90 million of revenue and that certain acquisitions made by AremisSoft were recorded at values not substantiated by information developed in the investigation. PKF-UK did not take part in the referenced investigation and PKF-UK has not been provided with any particulars regarding such investigation. Accordingly, PKF-UK is not in a position to either agree or disagree with any of the statements contained in that paragraph.

In the fourth paragraph of its response to Item 4 of Form 8-K, AremisSoft describes certain statements it made in its Form 8-K relating to adjustments of its prior periods financial statements. PKF-UK refers to that Form 8-K for the contents thereof and, accordingly, PKF-UK neither agrees nor disagrees with AremisSoft's description thereof.

In the fifth paragraph of its response to Item 4 of Form 8-K, AremisSoft describes the contents of a letter dated December 7, 2001 from PKF-UK to AremisSoft. While it is correct that letter informed AremisSoft that PKF-UK's auditors' report on the consolidated financial statements as of and for the years ended December 31, 2000 and 1999 must no longer be associated with those financial statements, PKF-UK refers to that letter for its contents and the reasons and information contained therein.

In the sixth paragraph of its response to Item 4 of Form 8-K, AremisSoft states "except as noted above, and to the knowledge of current management of AremisSoft, there were no disagreements between the Company and PKF-UK on any matter…", PKF-UK does not know the "knowledge of current management" relating to any disagreements, and accordingly cannot either agree or disagree with such statements by AremisSoft. PKF-UK has read the preceding paragraphs and cannot determine which statements by AremisSoft intended to constitute the disclosure of a disagreement. Accordingly, PKF-UK is not in a position to make further comments on this statement.

Yours faithfully

R J C Pearson
PKF-UK

QuickLinks

  EXHIBIT 16.1